Exhibit 99.2

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 29,
2023 AT 10:00 AM

Notice is hereby given that an annual general meeting of Trinity Biotech plc (the "Company") will be held at the Company’s registered office at IDA Business Park, Bray, County Wicklow, Ireland, A98 H5C8, on September 29, 2023 at 10:00am for the following purposes:

Ordinary Business

1.	To re-appoint Grant Thornton as statutory auditor of the Company to hold office until the conclusion of the next annual general meeting at which accounts are laid before the Company.

2.	To authorise the board of directors to fix the statutory auditors' remuneration.

3.	To re-appointment Thomas Lindsay as a director who retires, and, being eligible, offers himself for re-appointment.

4.	To appoint Dr Andrew Omidvar as a director.

During the AGM, the Board will present, for consideration by the shareholders, the Company’s statutory financial statements under Irish law for the fiscal year ended December 31, 2022 (including the reports of the directors and the Irish statutory auditor thereon) and a review of the Company’s affairs.

By order of the Board

Aris Kekedjian
Chairperson of the Board

Notes:

1.
Where used in this Notice the expressions "American Depositary Receipt" or "ADR" means an American depositary receipt evidencing one or more American depositary share(s), each of which in turn represents four shares.

2.
Any member entitled to attend and vote at this meeting may appoint a proxy who need not be a member of the Company to attend, speak and vote in his/her place.  Completion of the enclosed form of proxy will not affect the right of a member to attend and vote at this meeting in person.

3.
To be valid, forms of proxy duly signed together with the power of attorney or such other authority under which they are signed (or certified copy of such power or authority), must be lodged with Computershare Investor Services Ireland, 3100 Lake Drive, Citywest Business Campus, Dublin 24, D24 AK82, Ireland, not later than September 27, 2023 at 10:00am (or in the case of an adjournment, 48 hours before the time appointed for the holding of the meeting).

4.
The record date for the annual general meeting is September 1, 2023. Only those shareholders on the register of members and holders of ADRs at close of business on that date are entitled to vote at the annual general meeting or at any adjournment or postponement thereof.

5.
ADR holders may instruct the ADR depositary, The Bank of New York Mellon (BNY), as to the way in which the shares represented by their ADRs should be voted by completing and returning the voting card provided by BNY in accordance with the instructions delivered by BNY to ADR holders.

6.
Voting on each of the resolutions will be decided on a poll. This means that shareholders who do not attend the annual general meeting in person but have validly submitted a form of proxy will have their votes taken into account according to the number of shares they hold.

7.	All references to time in this Notice are to Irish Standard Time (as set out in the Standard Time Act 1968 and the Standard Time (Amendment) Act 1971).

8.	The board reserves the right to withdraw any resolution contained in this Notice from the business of the AGM at any time up to the commencement of the AGM.

9.	Board Diversity Matrix

Country of Principal Executive Offices		Ireland
Foreign Private Issuer		Yes
Disclosure Prohibited under Home Country Law		No
Total Number of Directors		5
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors		5
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction		1
LGBTQ+		0
Did Not Disclose Demographic Background		0

10.	Board Practices, Corporate Governance and Compensation of Certain Executive Officers and Directors

Item 6.B ("Compensation") of our Annual Report on Form 20-F for the year ended December 31, 2022 (which we refer to as our 2022 Form 20-F), contains information regarding compensation paid to our directors and certain office holders with respect to 2022. Item 6.C of our 2022 Form 20-F ("Board Practices") contains additional information regarding our Board, its committees and our corporate governance practices.

We encourage you to review those portions of our 2022 Form 20-F, which we incorporate by reference herein (and for which we have provided a general link below), to obtain additional information: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000888721/000117891323001916/zk2329547.htm